LIST OF SUBSIDIARIES

The Company currently has two subsidiaries:

1.        Classic Restaurants International, Inc. - a Florida corporation
          Doing business under the name Classic Restaurants International, Inc.

2.        Musicana - Clearwater, Inc. - a Florida corporation
          Doing business under the name Musicana - Clearwater, Inc.


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